March 4, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	RPX Corporation

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-171817

Date Filed: January 21, 2011

Dear Ms. Jacobs:

RPX Corporation (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (“Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years.

On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated February 17, 2011, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the February 17, 2011 letter in italicized print. The Company’s responses are provided below each comment.

General

1.     Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, please refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and informs the Staff that the Company will not be using any graphical materials or artwork in its prospectus, other than its own logo.

2.     Please provide us with highlighted copies of any study or report that you cite or on which you rely, such as the information on page 56 regarding PatentFreedom. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and is supplementally providing to the Staff highlighted copies of the studies and reports that it cites or on which it relies, including the study by PatentFreedom. The Company confirms that each of the industry reports or studies on which it relies is publicly available, was not prepared for the Company and that the Company did not compensate any party that prepared the reports and studies, other than fees paid for copies of such studies and reports on the same basis available to any party.

The Company informs the Staff that the reference to PatentFreedom on page 59 of Amendment No. 1 has been updated to reflect more recent information.

3.     Please provide supplemental support for factual assertions in the prospectus and management’s assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:

•	“[W]e estimate that litigation-related expenses in the patent market totaled tens of billions of dollars in the United States ….” (page 1);

•	“We believe the annual costs incurred by operating companies to defend and resolve patent infringement cases initiated by NPEs ….” (page 2);

•	“… a leading patent risk management solution.” (page 14);

•	“Patent litigation today is a multi-billion dollar industry.” (page 53);

•

“Based on our own analysis and data from independent third parties, we estimate that there were patent claims filed against more than 30,000 defendants, including companies there were sued more than one time, in the United States from 2005 through 2010. The costs to defend and resolve a patent litigation claim can vary widely. The costs can range from modest, such as $50,000 for nuisance suits, to substantial, such as tens of millions of dollars or more in significant cases. Based on these metrics, we estimate that litigation-related expenses in the patent market totaled tens of billions of dollars in the United States from 2005 to 2010.” (page 54); and

•	“For cases that reached summary judgment or trial, a study of over 1,500 final decisions found that damages awarded to NPEs had a median value of $12.9 million during 2002-2009.” (page 56).

Please note the above list is not meant to be complete.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and advises the Staff that it has removed the reference to “a leading patent risk management solution” in the risk factor on page 14 of Amendment No. 1. The Company is supplementally providing to the Staff support for the other factual assertions in the prospectus and management’s assertions.

4.     Please revise to briefly discuss the interests that affiliates of Index Ventures, affiliates of Charles River Ventures and KPCB Holdings, Inc. will hold in you after the offering. Additionally, please tell us whether you are eligible to, and whether you intend to, rely on the “Controlled Company” exemption of Nasdaq Listing Rule 5615(c).

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comment and upon the determination of the number of shares to be sold in this offering, the Company will update “Principal Stockholders,” starting on page 95 of Amendment No. 1, to reflect the post-offering percentages of its major stockholders. In addition, the Company directs the Staff’s attention to changes made pursuant to Comment 13 below.

The Company supplementally advises the Staff that Index Ventures, Charles River Ventures and KPCB Holdings, Inc. are separate legal entities that do not share any common control. Accordingly, the Company is not eligible, nor does it plan, to rely on the “Controlled Company” exemption of Nasdaq Listing Rule 5615(c).

Prospectus Summary

RPX Corporation

Our Solution, page 3

5.     You disclose that your clients can reduce their ongoing patent risk management costs with your “patent-market monitoring and risk-identification capabilities” and by accessing your “patent market intelligence and transaction experience.” Please revise to provide a more detailed discussion of your capabilities as well as how your clients can access your intelligence and experience.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 56 and 61 of Amendment No. 1 in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that the Company’s clients have access to the Company’s patent market intelligence and transaction experience as a benefit of the subscription to the Company’s overall patent risk management solution. More specifically, clients have access to the Company’s patent market intelligence through the Company’s web portal and through direct discussions with the Company’s client relations team. No additional fees beyond subscription fees are required of clients to access these benefits.

Summary Consolidated Financial Data, page 6

6.     Please refer to the tabular presentation of “Other Financial Data” at the top of page 7. We note that in all periods presented, except for the nine months ended September 30, 2010, the amount of subscription revenue presented is equal to that reflected in your audited financial statements. We note that “substantially all of [y]our revenue” (page 10) arises from the sale of memberships, presumably in the form of subscriptions. Please explain the difference in the amounts presented and ensure that your filing describes the nature of revenue not attributable to subscriptions.

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment and advises the Staff that the non-subscription revenue in the previously submitted nine-month financial data was from the sale of a license in connection with one structured acquisition. This other revenue is currently disclosed under “Key Components of Results of Operations – Revenue” in the Management’s Discussion and Analysis section of the Registration Statement on page 39 of Amendment No. 1. The Company has also revised page 39 of Amendment No. 1 to clarify that the Company has previously received such license revenue and that, to date, the amount of such license revenue has not been material to the Company.

Risk Factors, page 9

7.     Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

•	Our limited operating history makes it difficult to evaluate …, page 9;

•	Because we generally recognize revenue from membership …, page 13; and

•	Our subscription fees from clients may decrease due to …, page 13.

Please note this list is not meant to be exhaustive. Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

RESPONSE TO COMMENT 7:

The Company acknowledges the Staff’s comment and has revised a number of the risk factors and risk factor subheadings in response to the Staff’s comment. For example, the Company directs the Staff’s attention to the changes on pages 9, 11, 13, 14, 16, 17, 18, 19 and 20 of Amendment No. 1.

We have limited experience with respect to our subscription pricing model…, page 11

8.     We note that you “have previously offered, and may in the future offer, discounts or other contractual incentives to clients who executed multi-year subscription agreements or who make client referrals.” Please revise your discussion of your Critical Accounting Policies and Estimates and your footnote disclosure of revenue recognition to describe your accounting for these incentives.

RESPONSE TO COMMENT 8:

The Company acknowledges the Staff’s comment and has amended the disclosure on pages 40, F-8 and F-9 of Amendment No. 1 in response to the Staff’s comments.

We have very limited flexibility to change the pricing of our solution …, page 11

9.     Please elaborate as to the risk to you associated with your limited flexibility to change the price of the service that you offer.

RESPONSE TO COMMENT 9:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 11 of Amendment No. 1 to reflect that the limited flexibility to change the pricing of the Company’s solution for existing clients could have an adverse effect on the Company’s operating results.

The success of our business will increasingly depend on clients renewing …, page 12

10.   Please refer to the vesting provision described in the second paragraph of this risk factor. Please describe the vesting provision more fully, including the accounting impact of a client’s exercise of this provision. Tell us what consideration has been given to whether this provision represents a separate element of revenue in your customer agreements. Additionally, please explain why you believe you do not have a continuing deliverable to maintain the patent and to indemnify your clients.

RESPONSE TO COMMENT 10:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 12 of Amendment No. 1 to more fully describe the vesting provision. The Company supplementally advises the Staff that there is no additional fee due from clients related to the vesting from term licenses to perpetual licenses and clients do not take any action to exercise this vesting provision. Under the Company’s subscription agreements, the vesting from a term license to a perpetual license for the patent assets in the portfolio at the date that the client initially joined occurs automatically after the client has remained a continuous client over a specified vesting period. Thereafter, for patent assets acquired after the date the client initially joined, the vesting from term to perpetual license continues on a delayed, rolling basis.

The Company supplementally advises the Staff that this vesting provision does not have an effect on the Company’s revenue policy, as the Company believes that the provision is not an element, as contemplated by the revenue accounting literature, because there is no new deliverable in connection with the vesting into a perpetual license. The Company considered the guidance outlined in ASC 985-605-55-117 when reaching this conclusion. Perpetual licenses earned upon vesting provide the client no benefits additional or supplemental to those rights received upon becoming a client initially. The Company only grants its clients non-exclusive licenses, which provide freedom to practice the inventions described in the patents, but do not provide a competitive barrier for the client’s products. As a result, the Company has no requirement or continuing deliverable to maintain its patents or indemnify any of its clients in a manner that would result in any accounting consequences.

New legislation, regulations or court rulings related to enforcing patents …, page 13

11.   You disclose that if Congress, the United States Patent and Trademark Office or courts implement new legislation, regulations or rulings that impact the patent enforcement process or the rights of patent holders, such changes could negatively affect the operating results and business model for NPEs, which would reduce the value of your service to your clients. Please be more specific about how this would impact the enforcement process or the rights of patent holders, and thus pose a risk to you.

RESPONSE TO COMMENT 11:

The Company acknowledges the Staff’s comment and has revised pages 13 - 14 of Amendment No. 1 to disclose how such legislation, regulations or rulings could impact the patent enforcement process or the rights of patent holders, and thus pose a risk to the Company’s business.

Substantial future sales of shares by existing stockholders, or the perception …, page 23

12.   Please disclose the percentage of shares that will be outstanding following completion of your initial public offering that could be sold in the public market by your directors, executive officers and affiliates following expiration of the lock-up agreement.

RESPONSE TO COMMENT 12:

The Company acknowledges the Staff’s comment and upon the determination of the number of shares to be sold in this offering, the Company will revise the disclosure in the prospectus to reflect such information.

Insiders will continue to have substantial control over us after this offering …, page 24

13.   We note that affiliates of Index Ventures, affiliates of Charles River Ventures and KPCB Holdings, Inc. currently hold more than 69% of your common stock. Please revise this risk factor to specifically identify and provide more information regarding the major shareholders.

RESPONSE TO COMMENT 13:

In response to the Staff’s comment, the Company has revised the risk factor on page 25 of Amendment No. 1 to provide for disclosure of the percentage of its common stock that will be held by each of its three current major investors upon the completion of this offering. Upon the determination of the number of shares to be sold in this offering, the Company will revise the disclosure in the prospectus to reflect such information. The Company also directs the Staff’s attention to the reference to the “Principal Stockholders” section in this risk factor, which provides additional detail on the Company’s major stockholders, including Index Ventures, Charles River Ventures and KPCB Holdings, Inc. The Company supplementally advises the Staff that Index Ventures, Charles River Ventures and KPCB Holdings, Inc. are separate legal entities that do not share any common control.

Use of Proceeds, page 28

14.   You disclose that you will use the net proceeds from the offering for “general corporate purposes.” Please revise to provide more details regarding what constitutes “general corporate purposes.” For example, do you intend to use the net proceeds from the offering to acquire additional patent assets?

RESPONSE TO COMMENT 14:

In response to the Staff’s comment, the Company has revised its “Use of Proceeds” on page 28 of Amendment No. 1 to list the following contemplated uses for the proceeds from the offering:

•	acquiring additional patent assets;
•	hiring additional personnel; and
•	developing new products and services.

15.   You disclose that your management will have “significant flexibility” regarding the use of the net offering proceeds, and investors will be relying on the judgment of management regarding the application of such proceeds. Instruction 7 of Item 504 of Regulation S-K allows registrants to reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are disclosed. Please revise your disclosure to specifically discuss the contingencies as well as disclose the alternative use of the proceeds of the offering.

RESPONSE TO COMMENT 15:

The Company acknowledges the Staff’s comment and respectfully submits that the Company is not reserving the right to change the use of proceeds, but is stating that it has not yet determined the specific use of proceeds. Therefore, the Company wishes to inform investors that the use of proceeds is subject to management’s discretion, and that management will have “significant flexibility” in how the proceeds from the offering are allocated among the various contemplated uses set forth on page 28 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Agreements with Our Clients, page 35

16.   Please briefly explain why you assessed additional fees to clients joining after April 2009.

RESPONSE TO COMMENT 16:

The Company supplementally advises the Staff that the decision to implement these additional fees was made in November 2008 for the purpose of reducing the incentive for companies to wait to become clients until the Company had amassed a more significant portfolio of patent assets. The fees also were designed to provide an automatic escalation of the Company’s subscription revenue over time without instituting numerous subscription fee variations within a single year. As disclosed on page 35 of Amendment No. 1, the Company no longer charges these fees separately, and now charges a higher base subscription rate to achieve the same objective.

Acquisition of Patent Assets, page 35

17.   You disclose that as a part of your business model, you have sold and will continue to sell patents to increase your available capital that can be used for future acquisitions or other business expenses. Please additionally disclose the factors that you consider when deciding whether or not to sell one or more of your patents.

RESPONSE TO COMMENT 17:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company has only sold two patent families from its portfolio and has entered into a small number of structured acquisitions that involved the simultaneous purchase and sale of patents where the Company retained sublicense rights. Sales of patents are not expected to be a material part of the Company’s business in the future. In response to the Staff’s comment, the Company has revised the disclosure on page 37 of Amendment No. 1 to remove the text “As a part of our business model” and clarify that patent sales occur only in limited instances. The Company supplementally advises the Staff that the Company considers various factors when deciding whether or not to sell one or more of its patents. One factor is the Company’s judgment on whether there are additional new client sale opportunities related to the patents. If the Company believes there are companies who are not yet clients that could potentially become clients and benefit from the Company’s ownership of the patents, the Company is less likely to sell the patents. The Company also considers whether sales of patents may provide an additional incentive for non-clients to become clients.

18.   We note your statement in the first partial paragraph on page 36 that you “generally acquire licenses for all of [y]our clients at the time of the acquisitions” and your statement on page 41 that “the vast majority of [y]our patent assets” are licensed to each client. Please explain how this model coexists with instances where patents are acquired for a specific client, sometimes at that client’s own expense, as described on page 40.

RESPONSE TO COMMENT 18:

The Company acknowledges the Staff’s comment and supplementally informs the Staff that historically, in structured transactions in which one or more clients contributed to the purchase of patent assets, the Company also acquired a license to the patent assets for all of its other clients. Therefore, all of the Company’s clients received a license to the patent assets acquired in those transactions. The contributing clients received a perpetual license immediately at the time of the structured transaction, and the Company’s other clients received a term license that could vest into a perpetual license after the passage of a specified period of time in accordance with the terms of their subscription agreements. The Company has revised page 36 of Amendment No. 1 to clarify that all clients, including non-contributing clients, have received a license to the patent assets acquired in the Company’s historical structured transactions.

19.   We note your disclosure in the penultimate paragraph of page 36 that in “some structured acquisitions [you] may acquire a patent asset and immediately grant a license to one or more clients in exchange for a cash payment that is separate from their subscription fee” and that this license fee is recognized immediately. Please explain the nature of the licenses granted. That is, indicate whether they are renewable or perpetual and whether the patent becomes part of the larger portfolio of patents subscribed to by all clients. Refer to the accounting literature that supports the immediate recognition of this revenue.

RESPONSE TO COMMENT 19:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company has completed one transaction to date of the structure referred to in the cited paragraph of page 36 of Amendment No. 1. In this transaction, the client who made a cash payment separate from its subscription fee received an immediate perpetual license to the related patents. The Company analogized the guidance outlined in ASC 985-605, Software Revenue Recognition, regarding the sale of a separate perpetual license, to support the immediate recognition of this revenue. In this transaction, the patent assets acquired became part of our larger portfolio of patent assets to which all clients receive a license. In response to the Staff’s comment, the Company has updated the disclosure on page 36 of Amendment No. 1 to clarify the type of license received by clients who make an additional cash payment in a structured transaction and that the patent assets acquired in structured acquisitions historically have become part of the larger portfolio of patent assets subscribed to by all clients.

Revenue Recognition, page 40

20.   Tell us and disclose the reasons why the accounting for structured acquisitions is complex and disclose the significant judgments. Ensure that you identify the significant assumptions and their implications on your revenue recognition practices.

RESPONSE TO COMMENT 20:

The Company acknowledges the Staff’s comment and advises the Staff that accounting for structured acquisitions is complex because structured acquisitions involve payments from clients that may be separate from their subscription fees and the characterization of such payments requires judgment applied to the facts and circumstances of the particular transaction.

In instances where a structured acquisition payment is consideration for a sublicense to a patent that is controlled by the Company, the transaction will result in licensing revenue to the Company and no significant judgment is involved. However, in instances where the payment is consideration for a sublicense under, as well as potentially a dismissal from litigation related to, a patent that is controlled by a party other than the Company, the transaction may be accounted for on either a “net” or a “gross” basis depending on the facts and circumstances of the transaction after applying ASC 605-45, Revenue Recognition: Principal Agent Considerations. We generally become involved in these transactions at the request of one or more of the parties involved in the transactions. ASC 605-45 requires the application of significant judgment relating to eight indicators of gross reporting and four indicators of net reporting. The Company has summarized the most significant of these indicators in its Critical Accounting Policies and Estimates on pages 40 - 41 of Amendment No. 1 and again in its Significant Accounting Policies on page F-9 of Amendment No. 1.

Accounting for Stock-Based Awards, page 41

21.   Once determined, please tell us your proposed IPO price. Additionally, please tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

RESPONSE TO COMMENT 21:

The Company will advise the Staff upon determining the proposed IPO price. The Company supplementally advises the Staff that it first initiated informal discussions with the underwriters in May 2010. The underwriters first communicated an estimated price range to the Company in late February 2011. However, that price range was preliminary and subject to a number of significant assumptions and contingencies. As a result, the Company respectfully submits that it is not appropriate to disclose the price range at this time and the Company will advise the Staff upon receiving a more definitive price range from the underwriters.

22.   For each of the four valuation dates described on page 43, clearly identify the fair value of the shares determined in each period. Further, revise this section to present a consistent discussion for each date of the significant factors contributing to the difference in the fair values determined for each group of option grants. In this regard, we note that the March 31, 2010 valuation description does not disclose the weight attributed to each valuation technique employed.

RESPONSE TO COMMENT 22:

The Company acknowledges the Staff’s comment and has revised pages 44 - 45 of Amendment No. 1 in accordance with the Staff’s comment.

23.   Please explain why you considered the comparable public company approach in only the March 31, 2010 valuation.

RESPONSE TO COMMENT 23:

In response to the Staff’s comment, the Company has revised the disclosures on pages 44 - 45 of Amendment No. 1 to clarify that the comparable public company approach was used solely for purposes of deriving a terminal value for use in the income approach for all valuations from March 31, 2010 through October 31, 2010. Given the Company’s limited operating history and rapid growth, the Company did not believe that applying the comparable public company approach would provide a meaningful valuation result. As disclosed on page 45 of Amendment No. 1, the Company used the comparable public company approach as a separate valuation methodology in its valuation as of January 18, 2011.

24.   Once your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

RESPONSE TO COMMENT 24:

The Company acknowledges the Staff’s comment and will provide an estimate of the IPO price when it becomes known and the Company will provide the Staff its requested reconciliation.

25.   We note that in connection with the preparation of this registration statement you revised your estimates of fair value for certain dates in 2010 “based on a linear increase in the estimated fair value of [y]our common stock.” Please describe your computation and application of this linear increase and the circumstances that led you to revise your previous valuations.

RESPONSE TO COMMENT 25:

The Company acknowledges the Staff’s comment and informs the Staff that for instances where grants were awarded between the valuation dates, the Company’s board of directors initially determined the fair value of common stock based on the last contemporaneous valuation that was prepared. However, in a post hoc analysis that reflects the increase in value of the Company’s common stock, management considered whether there were any significant events that could give rise to changes in the fair value of common stock at any valuation date, noting no specific events apart from improved client acceptance of the Company’s solution and the shortening of the period to a potential liquidity event. In the absence of any individually significant factors contributing to the increase of fair value of common stock between the valuation dates, the Company assumed a linear increase in the fair value between the dates of valuations when reassessing the fair value of the common stock for financial reporting purposes.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 49

26.   Your disclosure appears to merely recite changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers that cause changes in working capital that effect your liquidity (e.g. quantify the amounts of cash receipts from customers, amounts of cash payments to vendors, employees, etc.) and other material factors necessary to an understanding of your cash flows. See Instruction 4 to Item 303 of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

RESPONSE TO COMMENT 26:

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of Amendment No. 1 to discuss the primary drivers that affect the Company’s cash flows.

Cash Flows from Investing Activities, page 50

27.   We note that included in your cash flows from investing activities are proceeds from sales of patents yet your disclosure elsewhere in the filing suggests that the sale of patents is part of your business model and that such sales are considered revenue. In this regard, please tell us why you believe that the patent asset cash activity should be classified as investing instead of operating. Please explain and revise your disclosures as necessary.

RESPONSE TO COMMENT 27:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company has sold two patent families from its portfolio and has entered into a small number of structured acquisitions that involved the simultaneous purchase and sale of patents where the Company retained sublicense rights. The Company believes that any future sales of patents will be on an infrequent basis. Therefore, the Company’s business model does not rely on selling patents and the Company has revised the disclosure on page 37 of Amendment No. 1 to provide this clarification. The Company’s patent assets are not viewed as inventory. Instead, the primary value of the Company’s patent assets comes from holding the patent assets over their useful life and generating revenue by licensing the patent assets to clients as part of their subscription. The Company believes at present that most of its patents will never be sold. Because of these factors, the Company believes that the occasional sale of its patents is properly characterized as investment activity.

Off Balance Sheet Arrangements, page 51

28.   Regarding the December 12, 2008 transaction, please provide more detailed disclosure regarding the “certain patent assets” and disclose the party to whom you agreed to make a one-time payment. Additionally, please provide the disclosure called for by Item 303(a)(4) of Regulation S-K, such as the business purpose and the importance to you of this off-balance sheet arrangement.

RESPONSE TO COMMENT 28:

The Company acknowledges the Staff’s comment and advises the Staff that these were patent assets purchased in the ordinary course of business. The Company has revised page 53 of Amendment No. 1 to indicate that this patent asset purchase occurred very early in the Company’s operating history with an unrelated third party in the ordinary course in an arm’s-length transaction and, accordingly, the Company provided this contingent payment obligation as it felt it was necessary to complete the transaction. At the time of the sale, the Company had substantially less cash than it does today and agreed to this contingent payment obligation as a means to preserve cash. The Company respectfully submits that it believes that specifying the name of the seller and identifying the patent assets would not be material to a potential investor in the Company’s common stock.

29.   Regarding the September 10, 2010 transaction, please disclose the name of the special purpose entity and describe the “specific patent assets.” Additionally, please provide the disclosure called for by Item 303(a)(4) of Regulation S-K, such as the business purpose and the importance to you of this off-balance sheet arrangement.

RESPONSE TO COMMENT 29:

The Company acknowledges the Staff’s comment and advises the Staff that this transaction is currently pending and has not been consummated. The proposed transaction is being conducted with an unaffiliated third party. The Company respectfully requests to withhold the name of the special purpose entity and the description of the specific patent assets because neither is material to a potential investor in the Company’s common stock. Furthermore, the name of the seller can be easily inferred from the name of the special purpose entity or the description of the specific patent assets, and the Company is restricted from publicly disclosing the name of the seller pursuant to a non-disclosure agreement. If and when such transaction is consummated, the Company will account for such transaction in accordance with US GAAP. The Company has revised page 53 of Amendment No. 1 to disclose that the purpose of the proposed transaction is to increase the patent assets that the Company licenses to its clients as part of its defensive patent aggregation solution.

Business, page 53

30.   Please identify the main industries that you presently serve and those that you seek to serve in the future.

RESPONSE TO COMMENT 30:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 63 of Amendment No. 1 in response to the Staff’s comment.

31.   Please disclose the main types of patent assets that you hold and seek to acquire.

RESPONSE TO COMMENT 31:

The Company acknowledges the Staff’s comment and respectfully submits that disclosure of the types of technologies covered by the Company’s patent assets is not a material fact that would be useful to potential investors in the Company’s common stock. The Company does not assert its patents. Instead, the Company’s focus is to acquire patent assets that have been or may be asserted against clients or potential clients as an inducement to new clients to subscribe and to existing clients to renew their subscriptions. This focus results in the Company’s acquisition of patent assets in a broad range of industries due to the Company’s belief that its patent risk management solution is broadly applicable to companies that design, make or sell technology-based products and services, as well as to companies that use technology in their businesses.

32.   Please disclose the average life of the patent assets that you acquire.

RESPONSE TO COMMENT 32:

The Company acknowledges the Staff’s comment and advises the Staff that it evaluates the statutory life of each patent asset in connection with its acquisition of that patent asset in order to estimate the useful life of the patent asset for accounting purposes. Following that evaluation, the Company does not actively track the statutory life of its patent assets because it is not material to the Company’s business model, unlike other holders of patents that assert their patents or create or sell products and services that incorporate the patented technologies covered by the patents. In addition, the licenses that the Company’s clients receive to patent assets acquired by the Company are not affected by the statutory life of those patent assets. As a result, the Company does not have available the average statutory life of its patent asset portfolio.

Monetization of Patents, page 54

33.   Please briefly define the term “negative right.”

RESPONSE TO COMMENT 33:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 57 of Amendment No. 1 to clarify that the term “negative right” means an ability of the owner of a patent to exclude others from commercial exploitation of the patented invention.

Our Solution and Benefits to Our Clients, page 57

34.   Please disclose additional details regarding your “patent market intelligence and data.”

RESPONSE TO COMMENT 34:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 60 and 61 of Amendment No. 1 to include additional details regarding the Company’s patent market intelligence and data.

New Client Acquisitions, page 60

35.   In addition to disclosure regarding how you acquire new clients, please also disclose information regarding your client retention efforts.

RESPONSE TO COMMENT 35:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 63 of Amendment No. 1 in response to the Staff’s comment to clarify that the efforts of its client relations team are focused on retaining clients.

Defensive Patent Aggregation, page 58

36.   You disclose that you have not asserted and will not assert your patents and that you have never initiated patent infringement litigation. Please also state whether you have or will assert your patents against non-clients or ex-clients and, if so, please describe the circumstances. Additionally, please explain what role you will play if one of your clients is named as a defendant in a lawsuit related to patent assets which you own or license.

RESPONSE TO COMMENT 36:

The Company acknowledges the Staff’s comment and respectfully submits that the existing disclosures on pages 1, 3, 61 and 62 of Amendment No. 1 that the Company has not and will not assert its patents are not limited to its clients and therefore, the Company does not believe any additional disclosure is necessary.

In addition, the Company supplementally advises the Staff that if it owns a patent, then no other party would be able to bring a valid cause of action related to that patent and the Company would act in a manner to demonstrate that fact if one of its clients were named as a defendant in a lawsuit related to that patent. If the Company has a license to a patent and has acquired sublicense rights related to the client named in a lawsuit, the Company would act in a manner to demonstrate that it has valid license and sublicense rights applicable to the client at issue.

37.   You disclose that as a part of your solution, you provide extensive patent market intelligence and data and maintain a proprietary web portal enabling clients to access your market intelligence and data. Please provide additional details regarding your web portal and how it assists your clients.

RESPONSE TO COMMENT 37:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 61 of Amendment No. 1 in response to the Staff’s comment.

Our Strategy, page 59

38.   Please explain the concepts of “joint defense agreements” and “cross-licensing agreements.”

RESPONSE TO COMMENT 38:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 63 of Amendment No. 1 in response to the Staff’s comment

Our Patent Asset Portfolio and Patent Asset Acquisition Strategy, page 59

39.   You disclose that you acquire patent assets “that are being or may be asserted against current or prospective clients.” Please briefly describe how you know which patent assets are or may be asserted against current or prospective clients.

RESPONSE TO COMMENT 39:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company conducts extensive research and analysis in connection with understanding what patent assets are available for sale or license in the market, the technologies covered by those assets, under what terms those assets may be available and who owns those assets. The Company also reviews litigation activity in the patent market to keep informed of important participants and developments. In addition, the Company reviews the products and services offered by its clients and potential clients.

Intellectual Property, page 63

40.   Please revise to provide more details regarding the pool of patent assets that you own and license. For example, please disclose expiration dates, the main technologies covered and the main industries of your patent assets.

RESPONSE TO COMMENT 40:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 64 of Amendment No. 1 to provide disclosure regarding the main industries covered by the Company’s patent assets.

As discussed in the Company’s response to Comment 31 above, the Company respectively submits that disclosure of the types of technologies covered by the Company’s patent assets is not a material fact that would be useful to potential investors in the Company’s common stock. The Company does not assert its patents and does not make or sell any products incorporating the patented inventions covered by the Company’s patent assets.

The Company respectively advises the Staff that it evaluates the statutory life of each patent asset in connection with its acquisition of that patent asset in order to estimate the useful life of the patent asset for accounting purposes. Following that evaluation, the Company does not actively track the expiration dates. As discussed in the Company’s response to Comment 32 above, the Company respectfully submits that disclosure of the expiration dates of its patent assets is not necessary to a full understanding of the Company’s business and intellectual property assets.

Management

Executive Officers, Key Employees and Directors, page 65

41.   Please disclose the name of the Chairman of the Board of Directors.

RESPONSE TO COMMENT 41:

In response to the Staff’s comment, the Company has revised “Executive Officers, Key Employees and Directors” on page 68 of Amendment No. 1 to disclose that the Company’s Board of Directors does not have a Chairman but it has designated Mr. Ryder as its lead independent director.

42.   We note your disclosure regarding the experience of each of your directors. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. Please see Item 401(e) of Regulation S-K.

RESPONSE TO COMMENT 42:

In response to the Staff’s comment, the Company has revised the paragraph describing each director’s experience to discuss such individual’s qualifications to serve as a director of the Company on pages 68 - 71 of Amendment No. 1.

Board of Directors, page 66

43.   When determined, please update the prospectus to disclose the names of the directors who will be in each of the three classes of directors.

RESPONSE TO COMMENT 43:

The Company acknowledges the Staff’s comment and informs the Staff that the three classes of directors will be as follows:

•	Class 1 – Izhar Armony, Randy Komisar and Giuseppe Zocco

•	Class 2 – John Amster, Geof Barker and Eran Zur

•	Class 3 – Shelby Bonnie and Tom Ryder

The disclosure on page 71 of Amendment No. 1 has been updated accordingly.

44.   We note from your website that John Doerr is a “Special Director.” Please explain what this role entails.

RESPONSE TO COMMENT 44:

The Company acknowledges the Staff’s comment and has removed the reference to Mr. John Doerr from its website. Mr. Doerr no longer serves as a special director of the Company.

Executive Compensation

Compensation Discussion and Analysis

Elements of Compensation

Performance-Based Bonuses, page 71

45.   Please briefly define the concept of “W-2 compensation.” For example, does this refer to Box 1 of Form W-2, “Wages, tips, other compensation?” Please clarify.

RESPONSE TO COMMENT 45:

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 1 to clarify that amounts for bonuses were calculated using base salary, as opposed to W-2 compensation.

46.   You disclose that because you exceeded your 2010 bookings plan by approximately 50%, your board of directors increased the size of the company-wide bonus pool to 45% of the annual W-2 compensation of all employees. Please additionally disclose details regarding your 2010 bookings plan target as well as actual results.

RESPONSE TO COMMENT 46:

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 1 to include the 2010 new client revenue target and actual results.

47.   You disclose that Mr. Amster is eligible for quarterly bonus payments of $50,000 as part of an arrangement he negotiated with your investors at the time of your inception and Series A Preferred Stock financing and that such bonuses are awarded at the discretion of your board of directors, based on its review of Mr. Amster’s and your performance. You also disclose that in 2010, Mr. Amster was awarded $50,000 each quarter. Please additionally disclose the factors taken into consideration by your board of directors in awarding Mr. Amster $50,000 each quarter. For example, please disclose how Mr. Amster’s and your performance in 2010 led to awarding Mr. Amster $50,000 each quarter.

RESPONSE TO COMMENT 47:

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 1.

Equity Incentives, page 71

48.   Please disclose the contributions to you that led to Mr. Linde being granted an option to purchase 50,000 shares of common stock in February 2010.

RESPONSE TO COMMENT 48:

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of Amendment No. 1 to clarify Mr. Linde’s contributions.

49.   Please explain the concept of “replenishment stock options.”

RESPONSE TO COMMENT 49:

The Company acknowledges the Staff’s comment and advises the Staff that, when it referred to “replenishment stock options,” it meant a stock option granted to an employee subsequent to the initial stock options the employee received at the time of hire. In response to the Staff’s comment, the Company has revised Amendment No. 1 to remove the references to “replenishment stock options.”

50.   You disclose that in connection with joining you in November 2010, Ms. Yen was granted an initial stock option grant covering 700,000 shares of common stock. You also disclose that Ms. Yen was granted an additional option to purchase 200,000 shares of your common stock that vests based on her achievement of certain qualitative, subjective performance milestones (the submission of business plans and successful launch of at least one of the businesses described in the business plans). Please disclose how these amounts of shares of common stock were decided upon.

RESPONSE TO COMMENT 50:

The Company acknowledges the Staff’s comment and advises the Staff that, as previously disclosed, the size of Ms. Yen’s stock options was the product of negotiation between the Company and Ms. Yen at the time she was hired. In response to the Staff’s comment, the Company has revised the disclosure on page 78 of Amendment No. 1 to further discuss the factors that contributed to the size of Ms. Yen’s stock options.

Related Party Transactions, page 84

51.   Please provide the disclosure called for by Item 404(b) of Regulation S-K.

RESPONSE TO COMMENT 51:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 94 of Amendment No. 1 to provide the disclosure called for by Item 404(b) of Regulation S-K.

Private Placement Financings

Series C Financing and Stock Repurchase, page 84

52.   We note that concurrently with your sale of Series C convertible preferred stock, you repurchased shares of your common stock from certain of your employees at a price, $7.78 per share, which exceeded the current fair market value of your common stock at the time of the repurchase, $6.63 per share. Please explain why you paid more than current fair market value for the repurchase of such shares and how the price of $7.78 per share was determined.

RESPONSE TO COMMENT 52:

The Company acknowledges the Staff’s comment and informs the Staff that the Company agreed with those certain employees that upon completion of the sale of the Company’s Series C convertible preferred stock, the Company would repurchase the shares of common stock held by such employees, at the same price that the Series C Preferred Stock was sold to the investors. Because the price paid for the Series C Preferred Stock exceeded the fair market value of the common stock, the amount paid by the Company to such employees in excess of the fair market value of the common stock was treated as compensation, as disclosed on page 92 of Amendment No. 1.

Description of Capital Stock, page 88

53.   You state that because the disclosure regarding your capital stock is only a summary, it does not contain all the information that may be important to investors. Please revise to state that this disclosure contains all material information regarding your capital stock.

RESPONSE TO COMMENT 53:

In response to the Staff’s comment, the Company has revised the introductory paragraph on page 97 of Amendment No. 1.

Consolidated Financial Statements

Note 2. Significant Accounting Policies

Basis of Consolidation and Presentation of Financial Information, page F-7

54.   Tell us whether you have a variable interest in the special purpose entity disclosed on page 51. In this regard, ensure that you have properly applied the provisions of FASB ASC 810-10-25-20. Ensure that your disclosures comply with FASB ASC 810-10-50.

RESPONSE TO COMMENT 54:

The Company informs the Staff that the special purpose entity disclosed on page 53 of Amendment No. 1 was established on September 10, 2010. However, neither the Company nor other investors made any significant capital contributions to the special purpose entity on or prior to September 30, 2010. As of September 30, 2010, the entity had not started any of its principal activities. Thus, the Company concluded that on September 30, 2010, it did not have a significant variable interest in the entity and no disclosures under FASB ASC 810-10-50 for the nine months ended September 30, 2010 were required. As of December 31, 2010 and as of the date of Amendment No. 1, the Company’s conclusion had not changed. If the Company does make any capital contributions to this entity, the Company confirms that it will follow the accounting and disclosure provisions of the above guidance.

Revenue Recognition, page F-8

55.   We note your statement that your services are not an individualized basis and that the management solution is a single deliverable. Indicate why a customer would not acquire services on an individualized basis and only pay for patents that they need. Please clarify the nature of the elements that are being delivered or provided to your customers. Tell us how you distinguish whether the deliverable is the right to license a patent versus indemnification for patent infringement litigation.

RESPONSE TO COMMENT 55:

The Company acknowledges the Staff’s comment and informs the Staff that as a matter of policy, the Company does not offer any of its services on an individualized basis but instead provides a subscription to its full solution no different than a gym or automobile club membership. In those membership models, a variety of components are typically provided in one unified offering in exchange for a single membership fee. Different customers may derive value from different components of the offering, and a given customer may derive value from different components of the offering over the course of the membership term. As highlighted on pages 3, 56 and 61 of Amendment No. 1, the Company’s solution provides its clients with a non-exclusive license to the Company’s patent assets for the duration of their subscription term, including to new assets that are added subsequent to the subscription commencement. This is no different than the guidance outlined in ASC 985-605 regarding arrangements where a vendor agrees to provide unspecified future products to a customer over the term of a software sale agreement. After a pre-defined vesting period, clients will begin to receive perpetual licenses to individual patent assets on a rolling basis. In addition, clients receive a release of claims for any actions that may have occurred prior to the effective date of the subscription and access to the Company’s patent market intelligence during their subscription term.

All clients have access to all of the patents in the portfolio, as well as the future patents that are subsequently added, and clients pay for this access using the Company’s rate card pricing structure, which is the same for all clients. A client’s annual subscription fee is not related to any exposure it may have to potential infringement of patents in our aggregation pool prior to becoming a client. Clients are not paying for access to specific patent assets, but rather for the Company to maintain an up-to-date and valuable pool of patent assets over time. Importantly, the Company is unable to identify the weight that a client puts on the Company’s existing portfolio of patent assets at the time of the client’s subscription, versus the weight that the client puts on the Company’s ability to acquire patent assets that are relevant to the client over the future term of its subscription. As such, the Company views the membership agreement as a subscription arrangement with its clients and recognizes the related revenue ratably over the membership term.

Additionally, in response to the Staff’s comment, the Company has revised its disclosure on pages 53 and F-25 that it does not indemnify its clients for any patent infringement.

56.   We note that the fee for each subsequent year after the first year is generally determined and invoiced in advance of the renewal of the agreement. Tell us whether this fee can be renegotiated during the year if the customer’s results are not consistent with prior year. Indicate whether the terms of your arrangements provide for refunds or adjustments to your invoicing.

RESPONSE TO COMMENT 56:

The Company acknowledges the Staff’s comment and advises the Staff that clients do not have a right to renegotiate their subscription fee during the year if their operating results are not consistent with the prior year. The subscription fee for a particular year for a client is based on the client’s results of operations for the prior year and is not impacted by the client’s results of operations for the current year. The Company also advises the Staff that the Company’s subscription agreements provide that subscription fees are non-refundable.

Impairment of Long-Lived Assets, page F-12

57.   We note your statement that you consider your portfolio of patent assets to be a single asset grouping. Please clarify whether there is any difference in your assessment for patent assets owned versus patent assets licensed.

RESPONSE TO COMMENT 57:

The Company acknowledges the Staff’s comment and informs the Staff that all of the patent licenses that the Company has acquired have been acquired under perpetual, fully paid-up licenses with no future royalty payments required. The Company does not distinguish between acquired patents and acquired sublicense rights for financial reporting purposes and as such does not conduct separate impairment assessments. Furthermore, with respect to protection from third party assertions provided by our portfolio of patent assets, the Company’s clients are indifferent to whether they receive a license to a patent we own or a sublicense to a patent license we have acquired. Additionally, the Company directs the Staff’s attention to the additional information in response to Comment 58 below.

Note 4. Patent Assets, page F-17

58.   From your disclosures elsewhere in the filing, for example on page 36, we note that approximately half of your patent assets represent purchased patents, while the other half represents licenses. Tell us what consideration you have given to disclosing these two types of patent assets as separate classes. In this regard, explain how you determined that the nature of the purchased assets, which are subject to sale as an ongoing part of your business, is substantially the same as licenses, and whether these licenses are subject to renewal or are perpetual.

RESPONSE TO COMMENT 58:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company considered disclosing acquired patents as a separate asset class from acquired patent rights, but concluded that such disclosure would not provide additional useful information to investors. Under the Company’s business model, each client receives a term license to each patent asset to which the Company has the right to grant such license, and the Company does not distinguish between acquired patents and acquired sublicense rights in its subscription agreements. Additionally, the Company’s clients are indifferent between our ownership of a patent or patent license because the protection with respect to third party assertions from each is similar. Each term license converts to a perpetual license with the passage of time, provided that the client remains a client for its respective “vesting period” after the date of acquisition of the patent asset. This conversion occurs whether the patent asset is a patent or a sublicense right.

To date, the Company has sold two patent families from its portfolio and has entered into a small number of structured acquisitions that involved the simultaneous purchase and sale of patents where the Company retained sublicense rights. While the Company believes that it will occasionally sell patents in the future and believes that investors should be aware of the financial implications of such sales, the sale of patents is not anticipated to become a significant part of the Company’s business. In response to several of the Staff’s comments, the Company has revised the disclosure relating to the sale of patents to more accurately reflect its historical and anticipated patent sales.

59.   Please revise to disclose the weighted-average amortization period, in total and by major intangible asset class.

RESPONSE TO COMMENT 59:

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 to state that its weighted average amortization period is 49 months as of December 31, 2010. The Company respectfully advises the Staff that the Company only has one major intangible asset class.

Structured Acquisitions, page F-17

60.   Our understanding is that the vast majority of your patent portfolio is licensed to all clients. We note that in certain structured acquisitions you may capitalize a portion of an acquired asset if it “related to [your] non-contributing clients.” Please describe how this determination is made and reconcile this process to the statements throughout your document that seem to characterize your portfolio as a single asset available to all clients. Indicate why you believe that recording a portion of an asset is appropriate and identify the accounting literature used to support your accounting.

RESPONSE TO COMMENT 60:

The Company acknowledges the Staff’s comment and the Company informs the Staff that it characterizes its portfolio as a single asset class available to all clients because in connection with their subscription each client receives a license to each patent asset in the portfolio, whether or not it is relevant to the client’s business. The Company is not able to allocate with sufficient reliability an individual client’s revenue among the specific patent assets from which the client may derive benefit.

To date, the Company has completed three structured acquisitions in which the Company has capitalized a patent asset related to its non-contributing clients. After evaluating these transactions in the context of the guidance of ACS 650-45, the Company concluded that it should treat the client contributions on a “net” basis. In the same transactions, the Company also acquired rights for its other clients, and determined the fair value of these rights consistent with ASC 820-10-35. While the Company’s prior disclosure suggested that it capitalized a portion of an asset, in hindsight the Company recognizes that this disclosure was potentially misleading. The amount that the Company capitalized in each transaction represented the full value of the asset related to its non-contributing clients based on the consideration the Company provided, after deduction of the fair value of the asset of which the Company facilitated the delivery as an agent to its contributing clients. The Company has revised the disclosure in footnote 4 on page F-17 of Amendment No. 1 accordingly.

Note 10 Commitments and Contingencies, page F-23

61.   Please tell us why you have not disclosed your guarantee and indemnifications obligations as a critical accounting policy. This obligation appears to be your service obligation or deliverable to your clients and, thus, appears to be a critical accounting policy. As part of your disclosure you should discuss how you are assessing the maximum amount that could be payable and the reasons why you cannot reasonably estimate a maximum amount. Your disclosure should highlight the significant assumptions and judgments used in recording this obligation and estimating the maximum amount. In addition, please explain why you did not include this policy as a significant accounting policy in footnote 2. Ensure that your disclosures comply with FASB ASC 275-10-50-6 through 14.

RESPONSE TO COMMENT 61:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company neither provides indemnification nor guarantees obligations to its clients and, therefore, it is not a critical accounting policy of the Company. The Company has in the past provided indemnification in connection with the sale of patent assets and is limited to losses resulting from misrepresentation or breach of representations, warranties or covenants by the Company. The Company has modified pages F-24 – F-25 of Amendment No. 1 to clarify the limited scope of its indemnity obligations.

Part II – Information Not Required in the Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

62.   You state that certain sales of securities were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act. Please briefly identify the nature of the purchasers.

RESPONSE TO COMMENT 62:

In response to the Staff’s comment, the Company has revised the disclosure on page II-3 of Amendment No. 1 to state that all issuances in reliance on Section 4(2) were to parties that were accredited investors.

Item 16. Exhibits and Financial Statement Schedules, page II-3

63.   We note that you have not filed any subscription agreements or “forms of” your subscription agreements even though such agreements appear to be material contracts pursuant to Item 601(b)(10) of Regulation S-K. Please explain to us why you believe that filing such agreements is not required.

RESPONSE TO COMMENT 63:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company has determined that all of its subscription agreements have been entered into in the ordinary course of business, and such agreements do not fall under any of the categories listed under Item 601(b)(10)(ii) of Regulation S-K that would require ordinary course agreements to be filed as exhibits to the Registration Statement.

Signatures, page II-7

64.   In your next amendment, please provide the signature of your controller or principal accounting officer, or person performing similar functions. Please see Form S-1, Instructions 1 and 2 to Signatures.

RESPONSE TO COMMENT 64:

In response to the Staff’s comment, the Company has revised the signature page on page II-7 to reflect Mr. Adam Spiegel as the Company’s Principal Financial Officer and Accounting Officer.

* * * * *

Please do not hesitate to contact me at (650) 463-5244, if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Bennett L. Yee
Bennett L. Yee, Esq.

cc:	John A. Amster, Esq.

Martin E. Roberts, Esq.

Robert V. Gunderson, Jr., Esq.

Stewart L. McDowell, Esq.

Stephen Krikorian, Accounting Branch Chief